THE CHARLES SCHWAB CORPORATION

EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(Dollar amounts in millions)

(Unaudited)

Year Ended December 31,	2014	2013	2012	2011	2010
Earnings before taxes on earnings	$2,115	$1,705	$1,450	$1,392	$779
Fixed charges
Interest expense:
Deposits from banking clients	30	31	42	62	105
Payables to brokerage clients	2	3	3	3	2
Long-term debt	73	69	103	108	92
Other	(3)	2	2	2	-
Total	102	105	150	175	199
Interest portion of rental expense	71	69	68	62	56
Total fixed charges (A)	173	174	218	237	255
Earnings before taxes on earnings and fixed charges (B)	$2,288	$1,879	$1,668	$1,629	$1,034

Ratio of earnings to fixed charges (B) ÷ (A) (1)	13.2	10.8	7.7	6.9	4.1

Ratio of earnings to fixed charges, excluding deposits from banking
clients and payables to brokerage clients interest expense (2)	16.0	13.2	9.4	9.1	6.3

Total fixed charges	$173	$174	$218	$237	$255
Preferred stock dividends (3)	96	97	70	-	-
Total fixed charges and preferred stock dividends (C)	$269	$271	$288	$237	$255

Ratio of earnings to fixed charges and preferred stock
dividends (B) ÷ (C) (1)	8.5	6.9	5.8	6.9	4.1

Ratio of earnings to fixed charges and preferred stock dividends, excluding deposits from banking clients and payables to
brokerage clients interest expense (2)	9.5	7.8	6.7	9.1	6.3

(1)

The ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends are calculated in accordance with SEC requirements. For such purposes, “earnings” consist of earnings before taxes on earnings and fixed charges. “Fixed charges” consist of interest expense as listed above, and one-third of rental expense, which is estimated to be representative of the interest factor.

(2)

Because interest expense incurred in connection with both deposits from banking clients and payables to brokerage clients is completely offset by interest revenue on related investments and loans, the Company considers such interest to be an operating expense. Accordingly, the ratio of earnings to fixed charges, excluding deposits from banking clients and payables to brokerage clients interest expense, and the ratio of earnings to fixed charges and preferred stock dividends, excluding deposits from banking clients and payables to brokerage clients interest expense, reflect the elimination of such interest expense as a fixed charge.

(3)	The preferred stock dividend amounts represent the pre-tax earnings that would be required to pay the dividends on outstanding preferred stock.